Mavrek

Hi ,

We're on the brink of something huge—and you're on the short list to hear about it first.

At Mavrek, we've built something powerful that addresses one of the most overlooked (and costly) problems in business today. And now—for the first time—we're opening the doors for you to join us.

📊 ***Hint: 51% of small business owners are nearing retirement age. That's over 17 million owners... and most don't have an exit plan.***

This shift is known as the "Silver Tsunami," and it's creating one of the largest business transitions in U.S. history.

In the next few days, I'll show you how Mavrek is turning this problem into a massive opportunity—and how you can be part of it.

Stay tuned.

– Martin

PS – Looking for an early preview? Look no farther… Here it is »

Martin Hansen
Chief Executive Officer
Mavrek, Inc.
https://mavrek.com/